SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. _____________ )*

                           Liberty Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   53128 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Walter M. Epstein, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 23, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP NO. 531281 10 3                                      PAGE 2 of 15
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                                  SCHEDULE 13D

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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Wells Resources, Inc.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*
      AF, WC (1)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization
      Texas

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of             124,400(1)
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power
                        124,400(1)

                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      124,400(1)

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)
      2.48%

--------------------------------------------------------------------------------
14    Type of Reporting Person*
      CO

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

(1) STEPHEN A. WELLS IS A DIRECTOR AND CONTROLLING STOCKHOLDER OF WELLS RESOURCES, INC. MR. WELLS WAS ELECTED A DIRECTOR OF LIBERTY TECHNOLOGIES, INC. ON OCTOBER 29, 1997.

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 CUSIP NO. 531281 10 3                                      PAGE 3 of 15
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--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Stephen A. Wells Profit Sharing Plan
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*
      AF, OO - funds contributed to profit sharing plan (1)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization
      Texas

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of               1,000 (1)
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power
                          1,000 (1)

                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
        1,000 (1)

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)
       .02%

--------------------------------------------------------------------------------
14    Type of Reporting Person*
      EP

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

(1) STEPHEN A. WELLS IS THE TRUSTEE FOR AND SOLE PARTICIPANT IN THE STEPHEN A. WELLS PROFIT SHARING PLAN. MR. WELLS WAS ELECTED A DIRECTOR OF LIBERTY TECHNOLOGIES, INC. ON OCTOBER 29, 1997.

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 CUSIP NO. 531281 10 3                                      PAGE 4 of 15
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--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Dan Kirkland Wells Foundation
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*
      AF, OO -- private charitable contributions (1)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization
      Texas

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of              30,000 (1)
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each                 0
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power
                         30,000 (1)

                        --------------------------------------------------------
                  10    Shared Dispositive Power
                         0

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
       30,000 (1)

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)
       .60%

--------------------------------------------------------------------------------
14    Type of Reporting Person*
      EP

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

(1) STEPHEN A. WELLS IS A DIRECTOR AND CONTROLS THE INVESTMENT DECISIONS OF THE DAN KIRKLAND WELLS FOUNDATION. MR. WELLS WAS ELECTED A DIRECTOR OF LIBERTY TECHNOLOGIES, INC. ON OCTOBER 29, 1997.

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 CUSIP NO. 531281 10 3                                      PAGE 5 of 15
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Stephen A. Wells
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*
      AF, PF (1)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization
      Texas

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of             265,400 (1)
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each                 0
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power
                        265,400 (1)

                        --------------------------------------------------------
                  10    Shared Dispositive Power
                         0

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      265,400 (1)

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)
      5.30%

--------------------------------------------------------------------------------
14    Type of Reporting Person*
      IN

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

(1) INCLUDES (I) 110,000 SHARES OF COMMON STOCK WHICH ARE OWNED BY STEPHEN A. WELLS INDIVIDUALLY, (II) 124,440 SHARES OF COMMON STOCK OWNED BY WELLS RESOURCES, INC., OF WHICH MR. WELLS IS A DIRECTOR AND CONTROLLING STOCKHOLDER, (III) 1,000 SHARES OF COMMON STOCK WHICH ARE OWNED BY STEPHEN
      A. WELLS PROFIT SHARING PLAN, OF WHICH MR. WELLS IS TRUSTEE AND SOLE PARTICIPANT, AND (IV) 30,000 SHARES OF COMMON STOCK WHICH ARE OWNED BY DAN KIRKLAND WELLS FOUNDATION, OF WHICH MR. WELLS IS A DIRECTOR AND CONTROLS THE INVESTMENT DECISIONS. MR. WELLS WAS ELECTED A DIRECTOR OF LIBERTY TECHNOLOGIES, IN.. ON OCTOBER 29, 1997

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 CUSIP NO. 531281 10 3                                      PAGE 6 of 15
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ITEM 1. SECURITY AND ISSUER

      This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Liberty Technologies, Inc., a Pennsylvania corporation ("Liberty"). The principal executive offices of Liberty are located at 555 North Lane, Lee Park, Conshohocken, Pennsylvania.

ITEM 2. IDENTITY AND BACKGROUND

      The information set forth below is given with respect to (i) Wells Resources, Inc. ("Wells Resources"), (ii) Stephen A. Wells Profit Sharing Plan (the "Plan"), (iii) Dan Kirkland Wells Foundation (the "Foundation"), and (iv) Stephen A. Wells ("Wells," and, collectively, with Wells Resources, the Plan and the Foundation, the "Reporting Persons") on Annexes A, B, C and D, respectively. Each of Wells Resources, the Plan and the Foundation was organized under the laws of the state of Texas. On each of Annexes A, B, C and D, column (a) indicates the name of each person; column (b) indicates the address of the principal business and the address of the principal office of each entity or the business address of each natural person; column (c) indicates each such entity's principal business or such natural person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted as applicable; column
(d) indicates whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; column (e) indicates whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, if so, identifies and describes such proceedings and summarizes the terms of such judgment, decree or final order; and column (f) indicates, in the case of any natural person, the citizenship of such person.

      Wells is a director and controlling stockholder of Wells Resources, the trustee of the Plan and is a director, and controls the investment decisions, of the Foundation. Accordingly, Wells may be regarded as the "beneficial owner," within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the Common Stock held by each of Wells Resources, the Plan, and the Foundation.

      The Reporting Persons do not admit they constitute a "group" for purposes of Section 13(d) under the Exchange Act.

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 CUSIP NO. 531281 10 3                                      PAGE 7 of 15
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
                                                                                                                           ANNEX A
                                                                                                                           -------

                                                  WELLS RESOURCES, INC.
                                                  ---------------------
==================================================================================================================================
         (a)                     (b)                                    (c)                           (d)    (e)         (f)
----------------------------------------------------------------------------------------------------------------------------------
Wells Resources,    P.O. Box 549                  Wells Resources, Inc. ("Wells Resources") is         No     No    Not Applicable
Inc.                Little River, Texas 76554     engaged in the business of ranching and oil and gas
                                                  investments.
----------------------------------------------------------------------------------------------------------------------------------
Stephen A. Wells    c/o Wells Resources, Inc.     Mr. Wells is a director, President and controlling   No     No    United States
                    P.O. Box 549                  stockholder of Wells Resources which is Mr.
                    Little River, Texas 76554     Wells' principal employer. Mr. Wells was elected a
                                                  director of Liberty Technologies, Inc. on October
                                                  29, 1997.
----------------------------------------------------------------------------------------------------------------------------------
Judy B. Wells       c/o Wells Resources, Inc.     Mrs. Wells is a director of Wells Resources. Mrs.    No     No    United States
                    P.O. Box 549                  Wells is a private investor and is married to Mr.
                    Little River, Texas 76554     Wells.
==================================================================================================================================

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 CUSIP NO. 531281 10 3                                      PAGE 8 of 15
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
                                                                                                                           ANNEX B
                      STEPHEN A. WELLS PROFIT SHARING PLAN
                      ------------------------------------

==================================================================================================================================
         (a)                     (b)                                    (c)                           (d)    (e)         (f)
----------------------------------------------------------------------------------------------------------------------------------
Stephen A. Wells         P.O. Box 549               Stephen A. Wells Profit Sharing Plan (the          No     No    Not Applicable
Profit Sharing Plan      Little River, Texas 76554  "Plan") is a sole participant profit sharing plan.
----------------------------------------------------------------------------------------------------------------------------------
Stephen A. Wells         c/o Wells Resources, Inc.  Mr. Wells is the trustee of the Plan and the sole  No     No    United States
                         P.O. Box 549               participant in the Plan.  Mr Wells' principal
                         Little River, Texas 76554  employer is Wells Resources. See Annex A for information regarding Wells Resources and Mr.
                                                    Wells.
==================================================================================================================================

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 CUSIP NO. 531281 10 3                                      PAGE 9 of 15
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
                                                                                                                           ANNEX C
                          DAN KIRKLAND WELLS FOUNDATION
                          -----------------------------

==================================================================================================================================
         (a)                     (b)                                  (c)                           (d)      (e)        (f)
----------------------------------------------------------------------------------------------------------------------------------
Dan Kirkland Wells     P.O. Box 549                  Dan Kirkland Wells Foundation (the              No       No   Not Applicable
Foundation             Little River, Texas  76554    "Foundation") is a charitable non-profit
                                                     corporation.
----------------------------------------------------------------------------------------------------------------------------------
Stephen A. Wells       c/o Wells Resources, Inc.     Mr. Wells is a director and President of        No       No   United States
                       P.O. Box 549                  the Foundation. Mr. Wells' principal
                       Little River, Texas  76554    employer is Wells Resources. See Annex
                                                     A for information regarding Wells
                                                     Resources and Mr. Wells.
----------------------------------------------------------------------------------------------------------------------------------
Judy B. Wells          c/o Wells Resources, Inc.     Mrs. Wells is a director and Vice               No       No   United States
                       P.O. Box 549                  President of the Foundation. Mrs. Wells
                       Little River, Texas  76554    is a private investor and is married to Mr.
                                                     Wells.
----------------------------------------------------------------------------------------------------------------------------------
James Kirkland Wells   c/o Wells Resources, Inc.     Mr. James Kirkland Wells is a director of       No       No   United States
                       P.O. Box 549                  the Foundation. Mr. James Kirkland
                       Little River, Texas  76554    Wells is retired.
==================================================================================================================================

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 CUSIP NO. 531281 10 3                                      PAGE 10 of 15
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
                                                                                                                           ANNEX D
                                                                                                                           -------
                                STEPHEN A. WELLS
                                ----------------

==================================================================================================================================
         (a)                     (b)                                    (c)                         (d)      (e)         (f)
----------------------------------------------------------------------------------------------------------------------------------
Stephen A. Wells     c/o Wells Resources, Inc.      Mr. Wells' principal employer is Wells          No        No     United States
                     P.O. Box 549                   Resources. See Annex A for information
                     Little River, Texas 76554      regarding Wells Resources and Mr. Wells .
==================================================================================================================================

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 CUSIP NO. 531281 10 3                                      PAGE 11 of 15
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Wells Resources purchased the following shares of Common Stock on the following dates for the following amounts:

--------------------------------------------------------------------------------
            Shares                     Date             Dollar Amount
--------------------------------------------------------------------------------
             1,500                   3/26/97             $  4,405.00
--------------------------------------------------------------------------------
             2,900                    4/4/97                8,482.97
--------------------------------------------------------------------------------
            10,000                    5/6/97               26,552.50
--------------------------------------------------------------------------------
            20,000                    5/6/97               53,638.50
--------------------------------------------------------------------------------
            10,000                    5/6/97               26,552.50
--------------------------------------------------------------------------------
            10,000                    5/9/97               26,452.50
--------------------------------------------------------------------------------
            25,000                   5/21/97               67,940.00
--------------------------------------------------------------------------------
            35,000                   6/26/97              101,677.50
--------------------------------------------------------------------------------
             7,000                   7/31/97               27,337.50
--------------------------------------------------------------------------------
             3,000                   9/19/97               12,190.00
--------------------------------------------------------------------------------

The purchase price of these shares of Common Stock were purchased with Well Resource's funds. None of these shares were purchased with borrowed funds.

      Wells purchased the following shares of Common Stock on the following dates for the following amounts:

--------------------------------------------------------------------------------
            Shares                     Date             Dollar Amounts
--------------------------------------------------------------------------------
            35,000                   5/21/97             $ 95,115.00
--------------------------------------------------------------------------------
            35,000                   6/26/97              101,677.50
--------------------------------------------------------------------------------
            40,000                  10/23/97              162,500.00
--------------------------------------------------------------------------------

The purchase price of these shares of Common Stock were purchased with Wells' personal funds. None of these shares were purchased with borrowed funds.

      The Plan purchased 1,000 shares of Common Stock on March 6, 1997 for a purchase price of $3,774 and the Foundation purchased 30,000 shares of Common Stock on June 26, 1997 for a purchase price of $87,152.50. The purchase price for the shares Common Stock purchased by the Plan and the Foundation were paid out of the funds of each of the respective organizations. None of the shares were purchased with borrowed funds.

ITEM 4. PURPOSE OF TRANSACTION

      The Reporting Persons acquired the Common Stock reported hereby as an investment. The Reporting Persons may purchase additional shares of Common Stock in the open market or in privately negotiated transactions, and may sell shares of Common Stock from time to time in open market or in privately negotiated transactions. The Reporting Persons may also enter into short sales or other hedging transactions with broker-dealers or other financial institutions.

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 CUSIP NO. 531281 10 3                                      PAGE 12 of 15
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Transactions in respect of the shares of Common Stock may be effected from time to time based upon the capital requirements of any of the Reporting Persons and the market price of the shares.

      Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Liberty, or the disposition of securities of Liberty; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Liberty or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Liberty or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Liberty, including any plans or proposals to change the number or term of Director or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of Liberty;
(vi) any other material change in Liberty's business or corporate structure;
(vii) changes in Liberty's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Liberty by any person; (viii) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Liberty becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to those enumerated above.

      Each of the Reporting Persons reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      According to Liberty's most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as amended, as of August 14, 1997, Liberty had 5,010,339 shares of Common Stock issued and outstanding. Each of Wells Resources, the Plan and the Foundation hold of record and may be deemed to beneficially own within the meaning of the Exchange Act 124,400 (2.48%), 1,000 (.02%) and 30,000 (.60%), respectively, of the shares of Common Stock outstanding.

      Wells may also be deemed to beneficially own, within the meaning of the Exchange Act, the shares of Common Stock held by each of Wells Resources, the Plan and the Foundation because Wells is a director, President and controlling stockholder of Wells Resources, the trustee and sole participant in the Plan and a director, President and controls the investment decisions of the Foundation. (See Item 2) In addition, Wells individually holds of record 110,000 shares of Common Stock. Therefore, together with the shares held by Wells Resources, the Plan and the Foundation, Wells may be deemed to beneficially own, within the meaning of the Exchange Act, 265,400 (5.30%) shares of the Common Stock outstanding.

      Each Reporting Person has the sole power to vote, dispose of and direct the disposition of the shares of Common Stock held by such Reporting Person. Wells may be deemed to beneficially own the shares of Common Stock held by each of the Reporting Persons. (See Item 2 and the immediately preceding paragraph for a description of Wells' relationship to each other Reporting Person)

      During the sixty (60) days prior to the date of this statement was filed, Wells Resources purchased 3,000 shares of Common Stock for $4.0625 per share in the public market, Wells purchased 40,000 shares of Common Stock for $4.0625 per share in a private transaction with Liberty and certain other stockholders of Liberty and neither the Foundation nor the Plan effected any transactions in the Common Stock. (See Item 3)

      No entity other than the respective Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock held by such Reporting Person covered by this Schedule 13D.

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 CUSIP NO. 531281 10 3                                      PAGE 13 of 15
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
      SECURITIES OF THE ISSUER

      Wells and certain other shareholders of Liberty entered into a letter agreement with Liberty dated August 18, 1997 (the "Standstill Agreement"). Pursuant to the Standstill Agreement, the Company agreed not to take any action or exercise any rights under the Company's shareholder rights plan as long as the other parties to the Standstill Agreement are in compliance with its terms. The parties to the Standstill Agreement, other than the Company, have agreed for a period of ten years not to take certain actions, including the acquisition, in aggregate, of more than twenty-five percent of the voting stock of Liberty.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      The following Exhibits are filed as part of this statement on Schedule
13D:

      Exhibit A: Joint Filing Agreement dated October 30, 1997 between Wells Resources, Inc., Stephen A. Wells Profit Sharing Plan, Dan Kirkland Wells Foundation and Stephen A. Wells.

      Exhibit B: Letter Agreement among Liberty Technologies, Inc. and L. Mark Newman, Larry D. Hornbeck, Don V. Ingram, Stephen F. Smith, Stephen A. Wells and Energy Consolidation, Inc. dated August 18, 1997.

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 CUSIP NO. 531281 10 3                                      PAGE 14 of 15
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                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 1997

                                      WELLS RESOURCES, INC.

                                      By: /s/ Stephen A. Wells
                                          --------------------------------
                                          Name: Stephen A. Wells
                                          Title:   President


                                      STEPHEN A. WELLS PROFIT SHARING PLAN

                                      By: Stephen A. Wells, as trustee


                                      By: /s/ Stephen A. Wells
                                          --------------------------------


                                      DAN KIRKLAND WELLS FOUNDATION


                                      By: /s/ Stephen A. Wells
                                          --------------------------------
                                          Name:  Stephen A. Wells
                                          Title:    President


                                      /s/ Stephen A. Wells
                                      ------------------------------------
                                      Stephen A. Wells, individually

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 CUSIP NO. 531281 10 3                                      PAGE 15 of 15
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                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Liberty Technologies Inc. and that this Agreement be included as an Exhibit to such joint filing.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 30th day of October, 1997.


                                      WELLS RESOURCES, INC.

                                      By: /s/ Stephen A. Wells
                                          --------------------------------
                                          Name: Stephen A. Wells
                                          Title:   President


                                      STEPHEN A. WELLS PROFIT SHARING PLAN

                                      By: Stephen A. Wells, as trustee


                                      By: /s/ Stephen A. Wells
                                          --------------------------------


                                      DAN KIRKLAND WELLS FOUNDATION


                                      By: /s/ Stephen A. Wells
                                          --------------------------------
                                          Name:  Stephen A. Wells
                                          Title:    President


                                      /s/ Stephen A. Wells
                                      ------------------------------------
                                      Stephen A. Wells, individually